SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – RI 24/14

Copel sells energy in the 20th New Energy Auction (A-5)

Companhia Paranaense de Energia - COPEL, pursuant to CVM Instruction 358/2002, hereby informs its shareholders and the market in general that it sold wind power energy in the 20th New Energy Auction (A-5) held by Aneel today.

The Company sold 54.8 average-MW at R$ 136.97/MWh through availability agreements with a 20-year supply term. The Complex, formed by six wind farms with a total capacity of 136.4 MW and assured energy of 54.8 average MW will be built in São Bento do Norte, in Rio Grande do Norte State, in the same region of the Wind Farm Complexes belonging to COPEL (under construction), which will lead to synergy gains in the administrative, operation and maintenance areas.

Wind Farm	Installed Capacity (MW)	Assured Power (Average MW)	Price	Start up	CAPEX ¹ (R$ million)	Stake (%)	Wind farm location	Expiration of Authorization
São Bento do Norte I	24,2	9,7	136,97	jan/19	532,2	100% COPEL	São Bento do Norte (RN)	2047
São Bento do Norte II	24,2	10,0	136,97
São Bento do Norte III	22,0	9,6	136,97
São Miguel I	22,0	8,7	136,97
São Miguel II	22,0	8,4	136,97
São Miguel III	22,0	8,4	136,97
Total	136,4	54,8
¹ CAPEX amount registered in EPE.

The wind turbines will be supplied by WEG (which also supplies the Cutia Wind Farm Complex), while the electrical and civil construction works will be executed by SIMM Empreendimentos and DoisA Engenharia, respectively, companies specialized in the wind power market, based in Natal (Rio Grande do Norte State). With the acquisition, COPEL has projects which totalize 663 MW in wind power projects under construction.

Curitiba, Brazil, November 28, 2014.

Antonio Sergio de Souza Guetter

Chief Financial and Investor Relations Officer

For additional information, please contact Copel’s Investor Relations team:

ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 28, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.